April 11, 2025

Ian Lowitt
Chief Executive Officer
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom

       Re: Marex Group plc
           Draft Registration Statement on Form F-1
           Submitted April 8, 2025
           CIK No. 0001997464
Dear Ian Lowitt:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets